September 4, 2012

BY EDGAR AND BY FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Sirs/Mesdames:

Re:	Argentex Mining Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended January 31, 2012
Filed May 10, 2012
File No. 000-49995

We write in response to your letter dated August 17, 2012 (the “Comment Letter”) with respect to the above-noted filing of the Company. The Company requests an extension of the deadline to respond to the concerns raised in the Comment Letter. The Company expects to provide a complete response to all comments by no later than September 17, 2012.

Yours truly,
ARGENTEX MINING CORPORATION

/s/ Jeff Finkelstein
Per:	Jeff Finkelstein
Chief Financial Officer

Suite 835 | 1100 Melville Street | Vancouver, BC | Canada V6E 4A6
Tel 604 568-2496 | Fax 604 568-1540 | info@argentexmining.com | www.argentexmining.com